VIA EDGAR

May 6, 2019

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:                    David Plattner

Tom Kluck

Re:                             Axcella Health Inc.

Acceleration Request for Registration Statement on Form S-1

File No. 333-230822

Requested Date:                              May 8, 2019

Requested Time:                          4:00 p.m. Eastern Standard Time

Dear Mr. Plattner and Mr. Kluck:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Axcella Health Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to May 8, 2019, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time.  In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling Laurie A. Burlingame at (617) 570-1879 or Barbara H. Bispham at (212) 459-7252. We also respectfully request that a copy of the written order from the Securities and Exchange Commission (the “Commission”) verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Laurie A. Burlingame, by facsimile to (617) 321-4398.

If you have any questions regarding this request, please contact Laurie A. Burlingame of Goodwin Procter LLP at (617) 570-1879 or Barbara H. Bispham at (212) 459-7252.

Sincerely,

AXCELLA HEALTH INC.

/s/ William Hinshaw
William Hinshaw
Chief Executive Officer

cc:

Thomas Leggett, Axcella Health Inc.

Kingsley L. Taft, Esq., Goodwin Procter LLP

Laurie A. Burlingame, Esq., Goodwin Procter LLP

Peter N. Handrinos, Esq., Latham & Watkins LLP

Wesley C. Holmes, Esq., Latham & Watkins LLP